ITEM 77C: Matters submitted to a vote of security holders

At the annual meeting of stockholders of RMK Advantage Income
Fund, Inc. held on Friday, July 14, 2006, stockholders of the Fund elected Jack R. Blair, Albert C. Johnson and Archie W. Willis, III to continue to serve as Class III Directors of the Fund until the annual meeting of stockholders in 2009, or until their successors are elected and qualified.

The results of the tabulation of the votes cast at the annual meeting of stockholders are as follows:

NOMINEES:			FOR			WITHHELD
Jack R. Blair			29,198,490		123,562
Albert C. Johnson		29,238,567		83,485
Archie W. Willis, III		29,241,811		80,241